NO Act

P.E.
10/23/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




14008613

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 12-4-14

Re: The Walt Disney Company
Incoming letter dated October 23, 2014

Dear Ms. Brown:

This is in response to your letter dated October 23, 2014 concerning the shareholder proposal submitted to Disney by the Sisters of St. Francis of Philadelphia, CHE Trinity Health and As You Sow, on behalf of the Edwards Mother Earth Foundation. We also have received a letter on the proponents' behalf dated November 24, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

December 4, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 23, 2014

The proposal requests that the board report on the public health impacts of smoking in all of Disney's movies, including analysis of the company's exposure to reputational, legal and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. In this regard, we note that the proposal relates to the nature, presentation and content of programming and film production. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

Nov. 24, 2014

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Walt Disney Company to quantify public health impacts of smoking in movies

Ladies and Gentlemen:

The As You Sow Foundation co-filed a shareholder proposal on behalf of The Edwards Mother Earth Foundation with the Walt Disney Company (the "Company"), together with the Sisters of St. Francis of Philadelphia and CHE Trinity Health (collectively, the "Proponents"). The Proposal requests a report on the public health impacts of smoking in all of [the Company's] movies.

I have been asked by the Proponents to respond to the letter dated October 23, 2014, sent to the Securities and Exchange Commission by Lillian Brown of WilmerHale. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Lillian Brown of WilmerHale.

SUMMARY

The Proposal (included with this letter as Appendix 1) states in its resolved clause:

> RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.
>
> SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

and the Center for Tobacco Control Research and Education at University of California San Francisco.

The US Surgeon General made findings in reports issued in 2012 and 2014, based on extensive epidemiological analysis, that smoking in youth rated movies is a significant cause of public health harms. According to the Surgeon General and the Centers for Disease Control and Prevention, 18% of youth smoking is caused by exposure to smoking in youth rated movies, *leading to one million early deaths in the US population.*

The present Proposal asks the Company to provide for investors its analysis on the portion of this public health problem that is attributable to the Company's films, and the related risks to the Company's reputation and business.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. Prior Staff decisions treated proposals on smoking in movies which sought to alter the content of those movies as an inappropriate encroachment upon the Company's ordinary business. However, the present Proposal does not request or imply a change in content under the control or involvement of investors. The Proposal takes a hands-off approach to content, leaving content decision-making and oversight to the management. Because it asks for discussion of public health impacts without attempting to alter, dictate, censor or control content of movies, it is unlike the prior proposals allowed to be excluded by the Staff. Instead, the Proposal is restricted to providing information about how the Company's films affect public health, and the related risks posed to the Company. These are questions of risk germane to investors, particularly the need to understand and quantify reputational risk posed by public health impacts.

Moreover, in the face of the Surgeon General's and CDC's findings regarding the high magnitude of future premature deaths attributable to smoking in movies, it has become clear that this presents a public health issue of first order –a significant policy issue that transcends ordinary business.

Further, the Proposal does not micromanage, because it does not narrowly prescribe matters of timing or implementation. Therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

BACKGROUND

Although the issue of smoking in movies has long drawn the attention of public health officials, for the first time in 2012 the US Surgeon General and Centers for Disease Control and Prevention have given careful epidemiological analysis to the issues as a public health problem.

Leading Cause of Preventable Death in US Population

Smoking is the single largest cause of preventable premature death in the US population. A 2009 study using 2005 data demonstrated that smoking remains the top cause of preventable death in the U.S., followed closely by high blood pressure; each accounted for about one in five adult deaths in 2005.[1] Tobacco smoking accounted for about 467,000 deaths.[2]

According to the Centers of Disease Control and Prevention (CDC), approximately 443,000 people die prematurely from smoking or exposure to secondhand smoke each year.[3] The CDC reports that 24,518 people died of alcohol[4], 17,774 died of AIDS[5], 34,485 died of car accidents, 39,147 died of drug use (legal and illegal), 16,799 died of murder, and 36,909 died of suicide in 2009.[6] That brings a total of 169,632 deaths in 2009, far less than the 430,000 that die from smoking annually.

Worldwide, tobacco use causes more than 5 million deaths per year, and current trends show that tobacco use will cause more than 8 million deaths annually by 2030.[7]

The Department of Health and Human Services estimates that cigarette smoking is responsible for more than 480,000 deaths per year in the United States, including an estimated 41,000 deaths resulting from secondhand smoke exposure.[8] This is about one in five deaths annually, or 1,300 deaths every day.

On average, smokers die 10 years earlier than nonsmokers.[9]

If smoking persists at the current rate among youth in this country, 5.6 million of today's Americans younger than 18 years of age are projected to die prematurely from a smoking-related illness. This represents about one in every 13 Americans aged 17 years or younger who are alive today.[10]

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[1] Danaei, G. "The Preventable Causes of Death in the United States: Comparative Risk Assessment of Dietary, Lifestyle, and Metabolic Risk Factors." PLoS Medicine, April 2009; vol 6.

[2] http://www.webmd.com/smoking-cessation/news/20090427/smoking-is-top-cause-of-preventable-death

[3] Centers for Disease Control and Prevention. "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Productivity Losses—United States, 2000–2004." Morbidity and Mortality Weekly Report 2008;57(45):1226–8 [accessed 2011 Mar 11].

[4] Kochanek MA, Xu J, Murphy SL, et al. "Deaths: Final Data for 2009." National vital statistics reports; vol 60 no 3. Hyattsville, MD: National Center for Health Statistics. 2011. [accessed 2012 Dec 6].

[5] CDC http://www.cdc.gov/hiv/resources/factsheets/PDF/HIV_at_a_glance.pdf

[6] Kochanek et al. "Deaths: Final Data for 2009."

[7] World Health Organization. WHO Report on the Global Tobacco Epidemic, 2011External Web Site Icon. Geneva: World Health Organization, 2011 [accessed 2014 Apr 24].

[8] U.S. Department of Health and Human Services (USDHHS). "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General." Office of the Surgeon General. 2012. Web. 4 Nov. 2014. <http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/full-report.pdf>.

[9] Jha P, Ramasundarahettige C, Landsman V, Rostron B, Thun M, Anderson RN, McAfee T, Peto R. 21st Century Hazards of Smoking and Benefits of Cessation in the United StatesExternal Web Site Icon. New England Journal of Medicine 2013;368:341–50 [accessed 2014 Apr 24].

[10] US DHHS. "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General"

Surgeon General's 2012 Report Establishes Epidemiological Framework for Considering Smoking in Youth-Rated Movies

On top of this, another 8.6 million people live with a serious illness caused by smoking.[11] In 2012, the US Surgeon General issued a report, *Preventing Tobacco Use Among Youth and Young Adults,*[12] which concluded: "[T]obacco is the leading cause of preventable and premature death, killing an estimated 443,000 Americans each year" and "[C]igarette smoking costs the nation $96 billion in direct medical costs and $97 billion in lost productivity annually."[13] The report notes that a seven-year decline in youth and young adult smoking rates has stalled, and that more than 80% of adult smokers begin smoking by 18 years of age.[14] As summarized by the Surgeon General in the 2014 report, *The Health Consequences of Smoking—50 Years of Progress:*

> The 2012 Surgeon General's report concluded that there is a causal relationship between depictions of smoking in movies and initiation of smoking among young people (USDHHS 2012). The report based this conclusion on a large body of epidemiologic, behavioral, and experimental data. Subsequently, additional evidence shows a dose-response relationship between frequency of exposure to onscreen smoking images in movies and increased risk of smoking initiation (Dal Sin et al. 2011; Hanewinkel et al. 2012; Sargent et al. 2012; Morgenstern et al. 2011, 2013a, b). Additionally, based on the actual mix of films that adolescents viewed, it has been estimated that reducing in-theater exposures from a current median of about 275 annual exposures per adolescent from PG-13 movies down to approximately 10 or less would reduce the prevalence of adolescent smoking by 18% (95% CI, 14–21%) (Sargent et al. 2012).
>
> ***
>
> Youth-rated movies delivered 20.4 billion impressions to domestic theatrical audiences in 2005 (Figure 14.3B). This exposure dropped by 73%, to 5.5 billion in 2010, then rebounded to 14.9 billion impressions in 2012. Of the youth-rated impressions that year, 99% (14.8 billion/14.9 billion) were delivered by PG-13 movies. While R-rated films on average include more smoking than PG-13 films, youth are much less likely to view R-rated films than PG-13 films; as a result, youth receive about three times the absolute exposure to smoking images from PG-13 films than R-rated films (Sargent et al. 2012). In 2012, impressions delivered by youth-rated movies comprised 56% (14.9 billion/26.5 billion) of all in- theater tobacco impressions (Polansky et al. 2012).

The 2012 report, for the first time, provided the Surgeon General's in-depth epidemiological analysis of the public health effects of smoking in movies in inducing smoking among the

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[11] Centers for Disease Control and Prevention. "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Productivity Losses—United States, 2000–2004."

[12] "Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General." Office of the Surgeon General. 2012. Web. 4 Nov. 2014. <http://www.surgeongeneral.gov/library/reports/preventing-youth-tobacco-use/full-report.pdf>. See preface: "Message from Kathleen Sebelius"

[13] Preventing Tobacco Use Among Youth and Young Adults preface: "Message from Kathleen Sebelius"

[14] Preventing Tobacco Use Among Youth and Young Adults i

young people. This included a review of existing studies and literature, and drew conclusions on the issue as a public health matter. For instance, the 2012 report noted:

> Exposure to fictional characters who smoke can create an exaggerated social norm about the prevalence and acceptability of smoking (Sargent et al. 2000). Indeed, longitudinal studies have found that adolescents whose favorite movie stars smoke on screen or who are exposed to a large number of movies portraying smokers are at a high risk of smoking initiation (Sargent et al. 2000; Distefan et al. 2004). For example, among 10- to 14-year- old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to initiate smoking as were those in the lowest quartile (Sargent et al. 2005). Tobacco is also promoted to youth on the Internet through social media and online tobacco retailers and the informal Web sites and chat rooms that glamorize the smoking lifestyle and culture (Ribisl et al. 2003).
>
> * * *
>
> The evidence that parental restrictions on the viewing of R-rated movies translates into lower risk for the onset of their children's smoking has two important implications for policy. First, it is evidence that active intervention to lower the level of exposure to on-screen smoking (the "dose") leads to lower risk of smoking (the "response"), and that intervention to move down the dose- response relationship between exposure to smoking in movies and youth smoking is possible. Second, because youth still receive a substantial amount of their exposure to on-screen smoking from youth-rated (mostly PG-13) films (Figure 5.11), even children of parents who vigorously enforce the R rating will receive substantial exposure to on-screen smoking. This remaining exposure is very important in view of the evidence that the marginal effect of exposure at lower levels is greater than at higher levels (Figure 5.12 and 5.13) and the effects of exposure to on-screen smoking are greater in youth at lower risk of smoking.
>
> * * *
>
> **Summary of Population-Based Studies**
>
> A random effects meta-analysis of the four cross- sectional studies of smoking onset among early adolescents summarized in Figure 5.12 produced a pooled OR [Odds Ratio] of 2.32 (95% CI; 1.98–2.73) for adolescent smoking in the top quartile of exposure to movie smoking compared with the bottom quartile of exposure. Similarly, a random effects meta-analysis of the six longitudinal studies in Figure 5.12 produced a pooled RR of 1.76 (95% CI; 1.31–2.37) for the same comparison. A random effects meta-analysis of the seven studies that addressed later stages of smoking yielded a pooled OR of 1.82 (95% CI; 1.45–2.30). Considering the OR to be an approximation of the RR, a random effects meta-analysis of all 17 studies provided an overall estimate of the risk of smoking as a function of high exposure to movie smoking to be 1.93 (95% CI; 1.64–2.27). In addition, the population-attributable risks for the four studies that provided such estimates (Dalton et al. 2003, 2009; Sargent et al. 2005; Titus-Ernstoff et al. 2008) yielded an overall population-attributable risk fraction of 0.44 for adolescent smoking due to exposure to smoking in movies (Millett and Glantz 2010). Because of the very widespread exposure to smoking in movies, and because movie exposures are not viewed with the same skepticism as marketing messages, some authors suggest that

movie smoking may account for a larger fraction of the onset of youth smoking than does traditional cigarette advertising (Glantz 2003; Sargent and Hanewinkel 2009; Sargent et al. 2009a).

* * *

An NCI monograph that reviewed influences of the media on tobacco use by youth concluded that exposure to depictions of smoking in movies causes tobacco use among adolescents (NCI 2008). Since that report was issues, multiple population-based cross-sectional studies have provided consistent evidence supporting a causal relationship between exposure to smoking images in movies and smoking among youth in the United States....Cross-sectional and longitudinal population studies have demonstrated an association between exposure to smoking in movies and smoking amount youth in samples of U.S. White and Mexican American adolescents. Research cited in this chapter has shown that the association between exposure to smoking images in movies and youth smoking has a more important effect on the early phases of smoking initiation than on the transition to addiction...

Conclusions

6. The evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people. [Emphasis added]

The CDC in 2014 consolidated and summarized available information on the magnitude of the public health impact of smoking in children's movies:

> In 2012, the Surgeon General concluded that exposure to onscreen smoking in movies causes young people to start smoking. Because of this exposure to smoking in movies:
>
> > 6.4 million children alive today will become smokers, and 2 million of these children will die prematurely from diseases caused by smoking.
> >
> > Between 2002 and 2013: Almost half (45%) of top-grossing movies in the United States were rated PG-13.
> >
> > 6 of every 10 PG-13 movies (61%) showed smoking or other tobacco use.
> >
> > **Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly 1 in 5 (18%) and prevent one million deaths from smoking among children alive today.[15] [emphasis added]**

The existence of these epidemiological calculations leads inevitably to questions for investors in the major movie houses, including Disney. What portion of those million deaths can be attributed to Disney films? The simplest calculus would be to divide the teen and youth viewership among all films rated less than R, and thereby divide the

[15] "Smoking and Tobacco Use: Smoking in the Movies [fact sheet]. US Centers for Disease Control and Prevention. Web 4 Nov 2014.
http://www.cdc.gov//tobacco/data_statistics/fact_sheets/youth_data/movies/index.htm

million proportionally. But other factors such as the number of times and contexts that smoking appears on screen undoubtedly could affect such a calculation.

As a significant social issue on par with other Staff-recognized social issues such as environmental impacts of hydraulic fracturing, antibiotics in livestock feed, or safety risks of nuclear power, investors are entitled to ask and understand how their investment affects this public health issue. How many excess smoking deaths will be caused by films that Disney produces and/or distributes?

ANALYSIS

The Proposal addresses a significant policy issue, not excludable as "ordinary business."
The Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal relates to a significant social policy issue that transcends ordinary business, has a clear nexus to the Company, does not micromanage and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

As the Staff stated in Legal Bulletin 14C: "To the extent that a proposal and supporting statement focus on.... operations that may adversely affect the environment ***or the public's health***, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

In the present case, it is clear that the economic and social implications of one million premature deaths in the population, documented by the US Surgeon General, the most authoritative government official identifiable on issues of public health[16], is of a similar magnitude to any other issues presented before the Commission which have been considered significant policy issues.

The issue has ripened as a significant public policy issue since prior staff decisions.
The last time the Staff ruled on this issue was in *Walt Disney Company* (Nov. 30, 2007). What has changed since then and made the present proposal nonexcludable is that the Surgeon General, arguably the most authoritative decision-maker in the US government, has made it clear that the issue of smoking in movies and its affect on youth smoking is an

[16] "As the Nation's Doctor, the Surgeon General provides Americans with the best scientific information available on how to improve their health and reduce the risk of illness and injury. In 2010, the Affordable Care Act designated the Surgeon General as the Chair of the newly formed National Prevention Council, which provides coordination and leadership among 20 executive departments with respect to prevention, wellness, and health promotion activities... The Surgeon General is nominated by the President of the United States with advice and consent of the United States Senate for a four-year term of office."
http://www.surgeongeneral.gov/about/index.html

epidemiological problem, a public health matter. As noted above, with dozens of pages of detailed analysis and literature review, the 2012 Surgeon General's report drew for the first time the clearly stated public health conclusion:

> 6. The evidence is sufficient to conclude that there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people.

The extent to which the issue of smoking in movies has ripened as a public policy issue is demonstrated by the amount of attention to this issue on the internet, and in the media.

A Google search in November 2014 reveals the following statistics on tobacco in movies:

> 41,600,000 results (41.6 million) for smoking in films"
> 22,700,000 for "smoking in movies"
> 1,220,000 results for "cigarettes in movies"

Media Coverage and Ad Campaigns Highlighting the Debate
Moreover the media have made this issue a continual and frequent focus of editorials as well as news coverage. Editorials criticizing onscreen smoking have appeared in *The New York Times*, *Los Angeles Times*,[17] *The Boston Globe*,[18] *USA Today*,[19] *The Christian Science Monitor*,[20] and *Newsday*.[21] As well as continuing coverage by these newspapers, stories about the issue of onscreen smoking have appeared in US[22] media including *Businessweek*,[23] *New York* magazine,[24] *San Francisco Chronicle*,[25] *Scientific American*,[26] *The Atlantic Monthly*,[27]

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[17] The editors. "Smoking in the movies." *Los Angeles Times* 23 Aug. 2008. Web. 4 Nov. 2014. <http://www.latimes.com/opinion/editorials/la-ed-smoking23-2008aug23-story.html>.
[18] The editors. "Don't show any butts in PG-13." *The Boston Globe* 28 Aug. 2010. Web. 4 Nov. 2014. <http://www.boston.com/bostonglobe/editorial_opinion/editorials/articles/2010/08/28/dont_show_any_butts_in_pg_13/>.
[19] The editors. "Smoky 'Rango' leaves bad taste." *USA Today* [McLean, VA] 17 March 2011. Web. 4 Nov. 2014. <http://usatoday30.usatoday.com/news/opinion/editorials/2011-03-16-editorial16_ST1_N.htm>.
[20] The editors. "Why Hollywood movies with smoking scenes need an R rating." *The Christian Science Monitor* [Boston, MA] 23 Aug. 2010. Web. 4 Nov. 2014. <http://www.csmonitor.com/Commentary/Editorial-Board-Blog/2010/0823/Why-Hollywood-movies-with-smoking-scenes-need-an-R-rating>.
[21] The editors. "Deglamorize smoking." *Newsday* [Melville, NY] 26 Nov. 2005. Web. 4 Nov. 2014. <http://www.newsday.com/opinion/deglamorize-smoking-1.564071>.
[22] The editors. "Avatars don't smoke." *The New York Times* 7 January 2010. Web. 4 Nov. 2014. <http://www.nytimes.com/2010/01/08/opinion/08fri4.html>.
[23] Roberts, Dexter. "China's Movies are Still Clouded with Smoking." *Businessweek*, 21 May 2014. Web. 4 Nov. 2014. <http://www.businessweek.com/printer/articles/202250-chinas-movies-are-still-clouded-with-cigarette-smoke>
[24] Edelstein, David. "When humans fight back." *New York*, 29 July 2011. Web. 4 Nov. 2014. < http://nymag.com/movies/reviews/cowboys-and-aliens-edelstein-review-2011-8/>.
[25] Colliver, Victoria. "UCSF: Films Subsidized by State Subsidize Smoking." *San Francisco Chronicle*, 24 Aug. 2011. Web. 4 Nov. 2014. <http://www.sfgate.com/bayarea/article/UCSF-Films-subsidized-by-state-promote-smoking-2333842.php>.
[26] Khamsi, Roxanne. "Smoking is a Drag at the Box Office." *Scientific American*, 10 Oct. 2011. Web. 4 Nov. 2014. < http://www.scientificamerican.com/article/smoking-drag-movie-profits/>.
[27] Kruhly, Madeleine. "This Film Is Rated 'R' for Smoking." *The Atlantic Monthly*, 11 July 2012. Web. 4 Nov. 2014. < http://www.theatlantic.com/health/archive/2012/07/this-film-is-rated-r-for-smoking/259690/>.

The Philadelphia Enquirer,[28] *The Wall Street Journal*,[29] *Time*,[30] *CBS*,[31] *CNN*,[32] *PRI*,[33] and *Associated Press*.[34] International coverage has included original reporting in *China Daily*, *Daily Mail* (UK), *Financial Times* (UK), *Reuters*, *The Globe and Mail* (Toronto), The Guardian (UK), *The Independent* (UK), *The Telegraph* (UK), and *The Times of India*.

See **Appendix** 4 for recent quotes from various mainstream and entertainment media sources.

In addition to extensive media coverage, from 2008 to 2014, the NGO Smoke Free Movies published 51 distinct full-page ads (93 total placements) in The New York Times, Variety, State Legislatures, The Hollywood Reporter, and Roll Call.[35] See examples in Appendix 3. These ads feature title statements such as "One little letter (R) will save 1 million lives" and "Why has smoking in kid-rated movies DOUBLED since 2010?". One ad states:

> "Hollywood makes two-thirds of its money outside the US. So when a major studio releases a movie with smoking... [i]t puts millions of children at physical risk in other countries... *[Transformers: Age of Extinction's]* cigar-chomping Autobot Hound, voiced by John Goodman, has delivered 1.5 billion tobacco impressions to US moviegoers—and at least 2.6 billion tobacco impressions to audiences in China. Total: 4.1 billion."[36]

One ad run addressed the public policy issue of state subsidies for movies, including those that deliver tobacco impressions to kids:

> "Indiscriminate film subsidies undermine efforts to keep kids from starting to smoke and to avert billions in health costs... **In July 2012, setting the example, Washington State's Attorney General petitioned for a rule change to block movies with smoking from getting state tax credits.**"[37] See Appendix 2.

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[28] Golden, Janet. "Check-up: Pa. Subsidizes Films with Smoking." *The Philadelphia Enquirer*, 22 Jan. 2014. Web. 4 Nov. 2014.
http://www.philly.com/philly/health/20140126_Check_Up__Pa__subsidizes_films_featuring_smoking.html.

[29] Schwartzel, Erich. "Coming Soon to a Theater Near You: E-Cigarettes." *The Wall Street Journal* [New York City] 14 Sept. 2014. Web. 4 Nov. 2014. <http://online.wsj.com/articles/coming-soon-to-theaters-near-you-e-cigarettes-1410748204>.

[30] Sifferlin, Alexandra. "Should Movies with Smoking be Rated 'R'?" *Time*, 9 July 2012. Web. 4 Nov. 2014. <http://healthland.time.com/2012/07/09/should-movies-with-smoking-be-rated-r/>.

[31] Git, Aliah. "Golden Globes' Sexy Portrayal of E-Cigarettes Makes Lawmakers Smolder." CBS: *CBS This Morning*, 16 Jan. 2014. Web. 4 Nov. 2014. <http://www.cbsnews.com/news/golden-globes-sexy-portrayal-of-e-cigarettes-makes-lawmakers-smolder/>.

[32] Tapper, Jake. "Surgeon General: 'Sex and the City,' Movies that Glamorize Lighting Up Play a Factor in Rise in Smoking." CNN: *The Lead*, 17 Jan. 2014. Web. 4 Nov. 2014. <
http://thelead.blogs.cnn.com/2014/01/17/surgeon-general-report-smoking-sex-and-the-city/>.

[33] Hockenberry, Bill. "Is the Tobacco Lobby Losing Its Grip?" Public Radio International: *The Takeaway*, 6 Feb. 2014. Web. 4 Nov. 2014. http://www.thetakeaway.org/story/future-tobacco-industry/.

[34] Stobbe, Mike. "Movie Companies Snuff Onscreen Smoking." Associated Press, 15 July 2011. Web. 4 Nov. 2014. < http://seattletimes.com/html/entertainment/2015609080_apussmokingmovies.html>.

[35] Smoke Free Movies. "Our Ads." UCSF School of Medicine. Web. 20 Nov. 2014.
http://www.smokefreemovies.ucsf.edu/ourads

[36] See: "Ninety-eighth ad in series" Date First Published: July 30, 2014

[37] See: "Eighty-eighth ad in series" Date First Published: August 1, 2012

Another ad features a statement from the CDC in 2012, declaring that:

> "We all have a responsibility to prevent youth from becoming tobacco users, and the movie industry has a responsibility to protect our youth from exposure to tobacco use and other pro-tobacco imagery in movies that are produced and rated appropriate for children and adolescents. Eliminating tobacco imagery in movies is an important step that should be easy to take."[38]

One of the ads is titled "Six powerful media companies have delivered 850,000 American kids to the tobacco industry"; the ad goes on to describe the share of total tobacco impressions attributed to each movies studio from 2007-2012, attributing to Disney 6.2 billion impressions, and stating that the "share of American kids recruited to smoke" attributed to Disney in that time period is 104,000.[39] This series of ads, running primarily in Hollywood trade publications and increasing in frequency in the last few years, demonstrates that the public debate over tobacco imagery in kid-rated films is only increasing in significance.

Engagement in widespread debate by institutions and NGO's

All major medical associations, as well as public health and parental organizations, regularly take action in opposition to smoking in youth rated movies. These include the following[40]:

World Health Organization
American Academy of Allergy, Asthma, and Immunology
American Academy of Pediatrics
American Heart Association
American Legacy Foundation
American Lung Association
American Medical Association
American Medical Association Alliance
Americans for Nonsmokers Rights
American Public Health Association
Breathe California
British Columbia Healthy Living Alliance
California School Nurses Association
Canadian Cancer Society
Campaign for Tobacco-Free Kids
European Network for Smoking and Tobacco Prevention
Los Angeles Department of Health Services
National Network on Tobacco Prevention and Poverty
New York State Department of Health
New York State PTA
Oklahoma State PTA

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[38] See: "Ninetieth ad in series" Date First Published: November 14, 2012
[39] See: "Ninety-fourth ad in series" Date First Published: July 16, 2013
[40] Smoke Free Movies. "Endorsers." UCSF School of Medicine. Web. 20 Nov. 2014. http://www.smokefreemovies.ucsf.edu/solution/index.html#Endorsers

Ontario Lung Association
Society for Adolescent Medicine
US Centers for Disease Control and Prevention
US Public Interest Research Group

Medical and health organizations have:

• Protested to individual companies around particular kid-rated films with tobacco

Example: American Academy of Pediatrics spoke with Paramount (Viacom) executives about the smoking in the animated film Rango (PG, 2011).[41]

Example: Groups joined State Attorney Generals in demanding changes in advertising and promotion of Universal (Comcast) film Rush (R, 2013) because of heavy Marlboro brand display.[42]

• Signed public statements and paid advertisements promoting new research findings and furthering policy demands on the movie industry.[43]

• Health organizations have also taken strong "amend or oppose" positions on California film subsidies.[44]

• Health experts from Legacy and other groups have testified in Congress about the urgency of kids' exposure to on-screen smoking.[45]

• Representatives of health groups met with the Motion Picture Association of America in 2012, soon after Sen. Chris Dodd was hired as president.

Health Officials Join the Debate

• New York State Department of Health — Commissioner met with MPAA representative, signed full-page ads in NYT and WSJ.

• State health departments of Arkansas, California, Indiana, Ohio, Vermont, New York and others have backed youth education campaigns against movie smoking, with youth mobilized to pressure the industry. New York State campaign generated 200,000 postcards to Hollywood in one year.

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[41] "Paramount's Rango, PG with Smoking, Poses Risk to Children." American Academy of Pediatrics. 7 March 2001. Web. 21 Nov. 2014. http://www.aap.org/en-us/about-the-aap/aap-press-room/Pages/Paramount's-Rango,-PG-with-Smoking,-Poses-Risk-to-Children.aspx

[42] "Health groups and AGs call on Universal to drop tobacco use and brand depiction from promo materials for movie "Rush"." Center for Tobacco Control Research and Education at the University of California San Francisco. 27 July 2013. Web. 21 Nov. 2014. http://www.tobacco.ucsf.edu/health-groups-and-ags-call-universal-drop-tobacco-use-and-brand-depiction-promo-materials-movie-rush

[43] Ad featuring president of AMA Alliance: http://www.smokefreemovies.ucsf.edu/pdf/sfm_ad38.pdf

[44] See http://www.ucsf.edu/news/2011/08/10492/taxpayer-film-subsidies-promote-youth-smoking

[45] See http://www.legacyforhealth.org/newsroom/press-releases/american-legacy-foundation-r-testifies-before-congress-about-smoking-images-in-the-media

• US CDC has made movie smoking a "core surveillance indicator" for the United States because of its direct impact on public health. CDC monitors levels of smoking in films and the performance of different media companies, and publishes annual reports online.[46]
See the latest online fact sheet at:
http://www.cdc.gov/tobacco/data_statistics/fact_sheets/youth_data/movies/

International Policy Debate

• The World Health Organization (WHO) is preparing its third edition of Smoke-free movies: *From evidence to action — a fact book and policy guide for governments worldwide.*

• WHO says movie smoking and public subsidy of movies with smoking violate Article 13 of the Framework Convention on Tobacco Control, the first international health treaty.[47]

• India is enforcing its regulations to bar tobacco brands from entertainment media and require strong anti-tobacco messages before and during movies with smoking.

• China has published regulations that make smoking a factor in state subsidies for media productions; these standards also apply to the import of films. China is the fastest growing movie market in the world and a key part of US studio business plans.

• In Canada's two main film centers, British Columbia and Ontario, often hosts to US film production, broad coalitions of public health groups and (in Ontario) NGOs and local health agencies have endorsed the Smokefree Movie policy goals. Ontario groups are in dialogue with the provincial rating authority. In 2014, the provincial tobacco research center published a 10-year analysis showing that most US R-rated films with smoking are dumped into Ontario's youth market with less restrictive ratings.[48]

Prior Staff Decisions Issued Prior to Surgeon General's 2012 Epidemiological Analysis of Smoking in Youth Rated Movies as a Specific Public Health Problem

Prior Staff decisions on smoking in movies do not control the current Proposal. The Company's letter references prior Staff decisions on smoking in movies in which the Staff concluded that proposals were excludable under Rule 14a-8(i)(7). Those decisions were issued prior to the Surgeon General's 2012 conclusion regarding the causality of smoking in movies leading to young people smoking, and to a large number of smoking deaths. Today the public health issue at the center of this controversy is a significant social policy issue which transcends ordinary business.

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[46] CDC announcement at http://www.cdc.gov/pcd/issues/2012/12_0261.htm
[47] For FCTC, see http://www.who.int/fctc/en/; For WHO guidelines, see http://www.who.int/tobacco/publications/marketing/smoke_free_movies_2nd_edition/en/
[48] For Ontario report, see http://otru.org/wp-content/uploads/2014/05/OTRU-Smoking-in-Movies.pdf; For Ontario polling on support for adult rating, see http://otru.org/ontario-adult-support-restricted-ratings-movies-showing-smoking/

Public health concerns transcend ordinary business.
The present issue is directly analogous to another public health issue which has been found by Staff to transcend ordinary business. In *Tyson Foods* (Nov. 25, 2009) the Staff found that a proposal relating to the use of antibiotics in raising livestock was a matter of ordinary business. How livestock are raised and what they are fed is a day-to-day technical matter requiring significant managerial expertise. However, after reflection upon the public health implications—the increasing recognition that the use of antibiotics in raising livestock raised significant public health concerns potentially affecting a substantial portion of the population, the Staff reconsidered its view and found this public health controversy to transcend ordinary business. Accordingly, on reconsideration in *Tyson Foods* (Dec. 15, 2009) the Staff found that Tyson could not omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

The magnitude of health concerns involved in the antibiotic resistance issue was of a similar magnitude to the present issue. In the case of antibiotics use, it was anticipated that the creation of antibiotic resistance could affect wide portions of the population, even though the proponents did not estimate with specificity exactly how many people would be affected.

In contrast to the antibiotics in livestock feed issue, with youth smoking due to the appearance of tobacco in movies, the very high level of public health impact has been clearly articulated. The current U.S. federal government estimate is that smoking in youth rated movies will cause one million premature deaths. Even this figure does not reflect the total health impact—for every premature death there will be many more people for whom health impairment will result, short of causing death.

There is no doubt that the magnitude of health impact caused by smoking in movies is at a similar and probably greater level than that which caused the Tyson reconsideration. Thus, the outcome should be the same in the present matter.

Prior proposals on smoking in movies that were excluded requested content-impacting disclosures, such as plans to modify content. The present proposal does not.
In *The Walt Disney Company* (December 7, 2004) the Staff granted the Company no-action relief on a proposal that included a request for disclosure of any plans to minimize the future impact on adolescents. The Staff reaffirmed its position with respect to nearly identical proposals in *General Electric Company* (January 10, 2005) and in Time Warner, Inc. (January 21, 2005) (request for no-action relief simultaneously withdrawn). Similarly, in *Time Warner, Inc*. (February 6, 2004), the Staff granted no-action relief on a proposal requiring Time Warner to form a committee to study the link between tobacco use by teens with tobacco use in youth-rated movies. The 2005 proposal requested a committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. However, the 2005 proposal went on to very clearly attempt to address content of films:

> If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;
2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"
3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;
4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and
5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

In contrast to the above-cited letters, the Shareholder Proposal steers clear of attempting to influence content, therefore rendering the Shareholder Proposal nonexcludable under Rule 14a-8(i)(7).

Nexus of this issue to the Company.
The Walt Disney Company adopted a policy addressing tobacco depictions in its films in 2004 (revised 2012), and reduced smoking in its youth rated movies to fewer than 4 incidents per film, on average from 2006 to 2010. From 2011 to 2013, however, the company's PG-13 movies delivered an average of 2.6 billion tobacco impressions to domestic moviegoers, second highest among all Motion Picture Association of America member companies. There is therefore a clear nexus of the public health impacts of these movies to the Company.

The Proposal does not, despite the Company's assertions, micromanage the Company's ordinary business.
Requesting detailed analysis and disclosure of company's impact on a significant policy issue does not constitute micromanagement. Staff decisions include many examples of proposals seeking analyses (at reasonable cost) to assess a Company's impact on the environment, public health or other social welfare implications. The suggestions in the Proposal of available data sources helps to avoid a claim of vagueness or difficulty in knowing how to implement the proposal. It demonstrates that data is readily available to accomplish the requested analysis.

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998) micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the present instance, the Proposal does not prescribe methods or timing of implementation to the degree that has been found to represent micromanagement. Compare, *Duke Energy Carolinas, LLC* (Feb. 16, 2001) where the proposal asked the company's board of directors to take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by

80% and to limit each boiler to 0.15 pounds of nitrogen oxide per million BTUs of heat input by a certain year. See also, *Amazon.com, Inc.* (March 20, 2013) where the proposal asked the board of directors to develop a highly specific process in an attempt to evaluate proxy advisors specifying such information as the date by which the proxy advisor competition would be "announced and open for entries," the amount of the entry fee, $2,000, to be paid by the entrants, as well as the specific information that entrants would need to provide to enter the competition, the specific dollar amounts of the prizes (presumably to be paid by the Company) to contestants that finish in first, second, third and fourth place.

In contrast to these examples of micromanagement, there are many instances of shareholder proposals requesting that companies develop detailed disclosure reports which are not deemed to be micromanagement. See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing 1. the environmental impact of hydraulic fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards. Nevertheless it was not found to micromanage. The current Proposal is even less detailed in its request, and does not micromanage.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lillian Brown, WilmerHale

APPENDIX 1

RESOLUTION TEXT

Public Health Risks Associated with Smoking in Youth-Friendly Films

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating...could eliminate...and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

The Walt Disney Company recognized this significant social issue, adopted a policy in 2004 (revised 2012), and reduced smoking in its youth rated movies to fewer than 4 incidents per film, on average from 2006 to 2010. Since 2011, however, the company's PG-13 movies have delivered an average of 2.6 billion tobacco impressions to domestic moviegoers from 2011 through 2013, second highest among all MPAA-member companies.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include films both produced and distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.

APPENDIX 2

WASHINGTON STATE ATTORNEY GENERAL PETITION FOR RULEMAKING TO CURTAIL STATE SUBSIDIES TO MOVIES WITH SMOKING



Rob McKenna
ATTORNEY GENERAL OF WASHINGTON
800 Fifth Avenue #2000 • Seattle WA 98104-3188

July 10, 2012

Mr. Nick Demerice
Rules Coordinator
Washington State Department of Commerce
1011 Plum Street SE
PO Box 42525
Olympia, WA 98504-2525

RE: **Petition for Rulemaking**

Dear Mr. Demerice:

Pursuant to RCW 34.05.330(1), enclosed please find a petition for the amendment of an existing administrative rule. As explained in the petition, we are requesting an amendment to WAC 130-20-020 ("Eligibility criteria and guidelines"). In broad terms, we are asking that the criteria for awarding state subsidies for the production of movies and television shows be informed by public health evidence regarding the effects of on-screen smoking on youth tobacco use, and the state's strong public policy of reducing youth tobacco addiction. More specifically, we are seeking an amendment to the subsidy criteria to provide that productions with tobacco imagery or reference will not be eligible for funding. This letter will provide background information and an explanation of our request.[1]

Background:

Under RCW 43.365, the legislature established a motion picture competitiveness program. This program provides funding assistance for feature film, television and commercial projects. The criteria under which funding assistance is awarded are contained in WAC 130-20-020 ("Eligibility criteria and guidelines").[2] Currently, these criteria do not explicitly address movies or television shows in which smoking is depicted. Thus, it is possible for such productions to receive state subsidies. This is highly problematic.

There is clear evidence that smoking in movies increases the risk of youth initiation of smoking and progression to established smoking, with the concomitant risks of addiction, disease and premature death.

[1] This petition is substantially similar to the petition that we filed last year with the Department of Commerce. The Department denied that petition on the basis that the legislature's de-funding of the film subsidy program subsequent to our submission of the petition rendered the issue moot.

[2] *See* WAC 130-20-001 ("The department of [commerce] is charged with developing criteria to be used by a motion picture competitiveness program in determining funding assistance to productions that use Washington state as a location for film and video production.")





Numerous respected public health authorities, including the U.S. Surgeon General,[3] the World Health Organization,[4] the U.S. Institute of Medicine,[5] and the U.S. National Cancer Institute[6] have concluded that exposure to tobacco imagery on screen causes kids to start smoking and progress to regular, addicted smoking. Pooling the results of four longitudinal population studies in the United States that controlled for confounding factors,[7],[8],[9],[10] the most recent published estimate is that approximately 44% of youth smoking is attributable to exposure to on-screen smoking.[11] Based on this research, we can estimate that in Washington more than 20,000 adolescents 12–17 are smoking because of their exposure to on-screen tobacco imagery.[12] Of this group, 6,000–7,000 will die prematurely from tobacco-induced diseases.[13]

The inescapable connection between smoking in movies and youth smoking has drawn the attention of national public health officials. The U.S. Department of Health and Human Services has made reducing youth exposure to on-screen smoking a priority in its new strategic action plan.[14] The Surgeon General's recent report details the manner in which on-screen smoking results in youth smoking. For example, the report notes that:

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[3] U.S. Department of Health and Human Services (2012). Preventing Tobacco Use Among Youth and Young Adults: A Report of the Surgeon General. Atlanta, GA: U.S. Department of Human Services, Centers for Disease Control and Prevention, National Center for Chronic Disease Prevention and Health Promotion, Office on Smoking and Health ("Surgeon General's Report").

[4] World Health Organization (2011), *Smoke-free Movies: From Evidence to Action* (2d ed.). Geneva, Switzerland: World Health Organization., *available at* http://www.who.int/tobacco/publications/marketing/smoke_free_movies_2nd_edition/en/.

[5] Institute of Medicine, *Ending the Tobacco Problem: A Blueprint for the Nation*, National Academies Press, Washington DC (May 24, 2007), *available at* http://www.iom.edu/Reports/2007/Ending-the-Tobacco-Problem-A-Blueprint-for-the-Nation.

[6] National Cancer Institute, *Monograph 19: The Role of the Media in Promoting and Reducing Tobacco Use: "Chapter 10: Role of Entertainment Media in Promoting or Discouraging Tobacco Use"* (2009), *available at* http://cancercontrol.cancer.gov/tcrb/monographs/19/monograph19.html.

[7] Madeline A. Dalton et al., *Effect of Viewing Smoking in Movies on Adolescent Smoking Initiation: a Cohort Study*, 362 Lancet 281-5 (2003), *available at* http://www.smokefreemovies.ucsf.edu/pdf/Dalton-Lancet.pdf.

[8] Madeline A. Dalton et al., *Early Exposure to Movie Smoking Predicts Established Smoking by Older Teens and Young Adults*, 123(4) Pediatrics e551-8 (2009), *available at* http://pediatrics.aappublications.org/cgi/reprint/123/4/e551.

[9] Linda Titus-Ernstoff et al., *Longitudinal Study of Viewing Smoking in Movies and Initiation of Smoking by Children*, 121(1) Pediatrics 15-21 (2008), *available at* http://pediatrics.aappublications.org/cgi/reprint/121/1/15.

[10] James D. Sargent et al., *Exposure to Movie Smoking: Its Relation to Smoking Initiation Among US Adolescents*, 116 Pediatrics 1183-1191 (2005), *available at* http://pediatrics.aappublications.org/cgi/reprint/116/5/1183.

[11] Christopher Millett and Stanton A. Glantz, *Assigning an "18" Rating to Movies with Tobacco Imagery is Essential to Reduce Youth Smoking*, 65(5) Thorax 377-378 (2010).

[12] Calculated on 0.44 attributable risk and Washington population past-month cigarette smokers 12-17. SAMSHA, Center for Behavioral Health Statistics and Quality (2012). National Survey on Drug Use and Health (NSDUH), 2008 and 2009. Table 14: Cigarette Use in Past Month, by Age Group and State: Estimated Numbers (in Thousands), Annual Averages Based on 2008 and 2009 NSDUHs. *Available at* http://www.samhsa.gov/data/2k9State/AppB.htm.

[13] Tobacco-induced mortality among smokers is 32%. BRFSS Coordinators. Projected Smoking Related Deaths Among Youth—United States. MMWR 1996; 45:971-74.

[14] *See* U.S. Department of Health and Human Services, *Ending The Tobacco Epidemic—A Tobacco Control Strategic Action Plan For The U.S. Department of Health And Human Services* (November 10, 2010), at 21 (through plan department will "[p]romote reductions in youth exposure to onscreen smoking").

> "[I]mages of smoking in the entertainment media, particularly movies, have created a prosmoking environment that causes the initiation of smoking and its continued use."[15]

> "Exposure to fictional characters who smoke can create an exaggerated social norm about the prevalence and acceptability of smoking (citation omitted)."[16]

> "Adolescents today are highly exposed to entertainment media, which—because they present smoking in the context of a story rather than as a commercial presentation—tend to dispel the skepticism that would attend a commercial presentation."[17]

> "Because some image-based advertising has been eliminated by the Master Settlement Agreement [MSA], images of smoking in movies and television may today be some of the more potent media-delivered smoking seen by U.S. children and adolescents."[18]

State Attorneys General have similarly called attention to the major public health implications of on-screen smoking. In a recent letter to numerous movie studios, 38 Attorneys General characterized the addiction and premature death resulting from on-screen smoking as a "colossal, preventable tragedy" and reminded the studios that "[e]ach time the [film] industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring to children who watch it."[19]

The Tobacco Master Settlement Agreement, executed in 1998, prohibits participating manufacturers from placing their brands in movies. However, tobacco imagery in movies continues to be a pervasive and problematic phenomenon. Of the 139 top-grossing films released to U.S. theaters in 2010, 45% included tobacco imagery including 43% of films rated PG-13.[20] Nationally, sixty-six percent of the value of public film subsidies granted to top-grossing films went to films with smoking.[21]

Any public subsidy of entertainment products that influence kids to smoke runs counter to the intent of the MSA. It is also contrary to Washington State's own strong public policy of reducing and preventing youth tobacco addiction. Washington has long been a national leader in countering youth tobacco addiction. To expend public money on subsidies for film and television productions that depict smoking would undercut the state's public health policy, and ultimately cost the state millions of dollars in health

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[15] *See* Surgeon General's Report, at 851-52.
[16] *Id.* at 438.
[17] *Id.* at 564.
[18] *Id.* at 574.
[19] A copy of the letter and the list of executives to whom it was sent is available at: http://naag.org/sign-on_archive.php.
[20] Glantz SA, Titus K, Mitchell S, Polansky JR, Kaufmann R, Bauer U., *Smoking in top-grossing movies — United States, 2010*, MMWR 60: 909-913, *available at* http://www.cdc.gov/mmwr/preview/mmwrhtml/mm6027a1.htm?s_cid=6027al_w.
[21] Millett C, Polansky JR, Glantz SA, (2011) Government Inaction on Ratings and Government Subsidies to the US Film Industry Help Promote Youth Smoking. PLoS Med 8(8): e1001077. Doi:10.1371/journal.pmed.1001077. *Accessible at* http://www.plosmedicine.org/article/info%3Adoi%2F10.1371%2Fjournal.pmed.1001077.

care expenses and lost productivity.[22] Indeed, the CDC has now urged state policy makers "to harmonize their state movie subsidy programs with their tobacco-control programs by limiting eligibility for subsidies to tobacco-free movies."[23] Moreover, given the severe reduction in the state's Tobacco Prevention and Control Program budget,[24] to spend state funds on entertainment products that cause kids to smoke would aggravate an already serious public health problem.

Specific Request for Rule Amendment

On the basis of the concerns noted above, we are requesting (as set forth in the attached Petition for Rule Amendment and the attachment thereto) that the Department of Commerce amend WAC 130-20-020.

Sincerely,



ROBERT J. FALLIS
Assistant Attorney General

RJF:rp
Enclosures

[22] The Department of Health estimates that private and public expenditures for tobacco-related health care services totaled more than $1.9 billion in 2009, and that tobacco-related lost worker productivity cost an estimated $1.8 billion. *See* Washington State Department of Health, Tobacco Prevention and Control Program, Progress Report March 2011 (DOH Pub. 340-165). A study of film subsidies in Canada estimates that every dollar spent on subsidizing U.S. film production there, including films with smoking, exacts $1.70 in tobacco-related health care and lost productivity costs. *See* Jonathan Polansky, *Tobacco Vector: How American Movies, Canadian Film Subsidies and Provincial Rating Practices Will Kill 43,000 Canadian Teens Alive Today—and What Canadian Governments Can Do About It*, Physicians for Smoke-Free Canada, Ottawa, Ontario (August 2010), *available at* http://www.smoke-free.ca/pdf_1/2010/Tobaccovector.pdf.

[23] MMWR 60: 909-913.

[24] Current fiscal year funding for tobacco control is approximately $2.5 million, down from approximately $12 million per year in the 2009-2011 biennium and approximately $26 million per year for several years prior to that.



PETITION FOR ADOPTION, AMENDMENT, OR REPEAL OF A STATE ADMINISTRATIVE RULE

Print Form

In accordance with RCW 34.05.330, the Office of Financial Management (OFM) created this form for individuals or groups who wish to petition a state agency or institution of higher education to adopt, amend, or repeal an administrative rule. You may use this form to submit your request. You also may contact agencies using other formats, such as a letter or email.

The agency or institution will give full consideration to your petition and will respond to you within 60 days of receiving your petition. For more information on the rule petition process, see Chapter 82-05 of the Washington Administrative Code (WAC) at http://apps.leg.wa.gov/wac/default.aspx?cite=82-05.

CONTACT INFORMATION *(please type or print)*

Petitioner's Name: Robert J. Fallis, Assistant Attorney General

Name of Organization: State of Washington, Office of the Attorney General

Mailing Address: 800 Fifth Avenue, Suite 2000

City: Seattle   State: WA   Zip Code: 98104-3188

Telephone: (206) 389-3888   Email: rustyf@atg.wa.gov

COMPLETING AND SENDING PETITION FORM

- Check all of the boxes that apply.
- Provide relevant examples.
- Include suggested language for a rule, if possible.
- Attach additional pages, if needed.
- Send your petition to the agency with authority to adopt or administer the rule. Here is a list of agencies and their rules coordinators: http://www.leg.wa.gov/CodeReviser/Documents/RClist.htm.

INFORMATION ON RULE PETITION

Agency responsible for adopting or administering the rule: Department of Commerce

☐ **1. NEW RULE - I am requesting the agency to adopt a new rule.**

☐ The subject (or purpose) of this rule is: ______

☐ The rule is needed because: ______

☐ The new rule would affect the following people or groups: ______

☒ **2. AMEND RULE - I am requesting the agency to change an existing rule.**

List rule number (WAC), if known: 130-20-020

☒ I am requesting the following change: Please see attached suggested rule language.

☒ This change is needed because: In its current form, this rule allows the state to subsidize movie and television productions that depict or refer to tobacco use. The depiction of smoking in movies results in youth initiation of smoking, and progression to regular, addicted smoking.

☒ The effect of this rule change will be: To prohibit state subsidies of motion picture productions that depict or refer to tobacco use.

☐ The rule is not clearly or simply stated: ______

☐ **3. REPEAL RULE - I am requesting the agency to eliminate an existing rule.**

List rule number (WAC), if known: ______

(Check one or more boxes)

☐ It does not do what it was intended to do.

☐ It is no longer needed because: ______

☐ It imposes unreasonable costs: ______

☐ The agency has no authority to make this rule: ______

☐ It is applied differently to public and private parties: ______

☐ It conflicts with another federal, state, or local law or rule. List conflicting law or rule, if known: ______

☐ It duplicates another federal, state or local law or rule. List duplicate law or rule, if known: ______

☐ Other (please explain): ______

WAC 130-20-020

Agency filings affecting this section

Eligibility criteria and guidelines.

(1) To qualify for funding assistance, the applicant must:

(a) Certify that it is not engaged, to any extent, in the production of erotic material, as defined in RCW 9.68.050.

(b) The end credits of a film production must acknowledge that the production was filmed in Washington state. The type and style of acknowledgment shall be negotiated between the motion picture competitiveness board and the production company.

(c) Agree to pay all obligations the film production company incurs in Washington state.

(d) Complete a survey as required in WAC 130-20-060 and file it with the department following the completion of the part of the project covered by the contract with the competitiveness board and before distribution of the funding assistance.

(e) Make every effort to maximize the hiring of local cast, crew and support services.

(f) Make industry standard payments for health insurance and a retirement plan for those positions typically covered by a collective bargaining agreement; and

(g) Certify that no production will depict or refer to any tobacco product or non-pharmaceutical nicotine delivery device or its use, associated paraphernalia or related trademarks or promotional material; and

(gh) Enter into a contract with the motion picture competitiveness program accepting the terms above.

(2) The following activities are considered, but not limited to, qualified expenditures, provided the expenditure occurs in Washington state:

(a) Production costs include costs for preproduction, production and postproduction.

(b) Salaries of Washington state residents who are cast and crew, including wages and payments for health insurance and retirement plans, or fees of Washington state residents to include talent, management and labor.

(c) Cost of set construction and operations, wardrobe, make-up, accessories, location fees and related services.

(d) Costs associated with photography, sound synchronization, lighting and related services and materials.

(e) Renting or leasing vehicles, equipment or facilities.

(f) In-state food, lodging, and per diems.

(g) Agency fees for insurance coverage and bonding if purchased from Washington state-based insurance agent.

(h) Postproduction expenditures directly attributable to the production of a motion picture or commercial for services including, but not limited to: Editing and related services, film processing, transfers of film to tape or digital format, sound mixing, computer graphics services, special effects, animation services, and music.

(i) Legal and accounting fees and expenses related to the production's activities in Washington state, provided such services are performed by Washington state licensed attorneys or accountants.

(j) "Preproduction" means costs for standard activities directly related to the production, which are incurred prior to the first day of principal photography for a motion picture.

(k) Other direct or indirect costs of producing a film in accordance with the generally accepted entertainment industry practices if expenditures occurred in the state of Washington.

(l) Other costs the competitiveness program believes add economic benefit to the state of Washington.

(3) The board is encouraged to consider the following when considering certifying a production for funding assistance:

(a) The additional income and tax revenue to be retained in the state for general purposes.

(b) Creation and retention of family wage jobs that provide health insurance and payments into a retirement plan.

(c) The impact of projects to maximize in-state labor and use of in-state film production and film postproduction companies.

(d) The impact on the local economy and the state economy as a whole.

Pages 30 through 41 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL OMITTED

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 23, 2014

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by The Sisters of St. Francis of Philadelphia

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") sponsored by The Sisters of St. Francis of Philadelphia and co-sponsored by As You Sow, on behalf of The Edwards Mother Earth Foundation, and CHE Trinity Health (the "Proponents") requesting a report "on the public health impacts of smoking in all of [the Company's] movies."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On September 26, 2014, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal includes the following resolution and supporting statement:

> RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.
>
> SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Shareholder Proposal implicates both of these considerations underlying the ordinary business exclusion.

Decisions regarding the nature, presentation, and content of programming and film production involve fundamental ordinary business matters. The Company and its subsidiaries produce, acquire, and distribute motion pictures in domestic and international theatrical and home video markets. As of 2013, the Company had approximately 4,100 active produced or acquired titles in the domestic and international home entertainment markets. Decisions regarding the content of these motion pictures are the responsibility of many individuals who are charged with operating this core business line, and involve a wide array of business considerations, including whether to acquire rights to motion pictures made by third parties, often after a film has been produced and many or all of the content decisions have been made. Decisions regarding the content of motion pictures quintessentially involve ordinary business matters and are of a nature that cannot, as a practical matter, be subjected to direct shareholder oversight.

In addition to interfering with management's day-to-day operations, the Shareholder Proposal also seeks to "micro-manage" the Company. Specifically, the Shareholder Proposal instructs the Company to issue a report analyzing the public health impact of smoking in the Company's movies based on the health impacts identified by the Surgeon General and CDC. The Shareholder Proposal is excessively prescriptive in instructing the Company to generate and report internal statistics and to gather and report statistics from specified third parties to calculate smoking-related deaths caused by the Company's movies. Studying the impact of smoking in the Company's movies and issuing a report according to such a specific framework of analysis would require an intensive study of the Surgeon General's and CDC's findings and an extensive analysis of the impact of the Company's movies under those findings. In addition, the underlying intent of the proposal is to alter the content and/or rating applied to the Company's movies, which, again, is the type of decision-making that falls well outside shareholders' purview.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) for proposals relating to the content, sale, distribution, or manner of presentation of particular products, on the basis that such proposals relate to "ordinary business operations," including in the context of shareholder proposals nearly identical to the Shareholder Proposal. This position holds equally true in the context of proposals requesting a report on a specific topic, provided the subject matter of the report is within the ordinary business of the company. In The Walt Disney Company (December 7, 2004) (proponent's request for reconsideration denied), the Staff granted the Company no-action relief on a proposal requesting that the Company issue a report on (i) the impact of smoking in the Company's movies on adolescent health and (ii) any plans to minimize the future impact on adolescents. The Staff permitted exclusion of that proposal pursuant to Rule

14a-8(i)(7) on the basis that the proposal related to the Company's "ordinary business operations (i.e., the nature, presentation and content of programming and film production)." The Staff reaffirmed its position with respect to nearly identical proposals in General Electric Company (January 10, 2005) and in Time Warner, Inc. (January 21, 2005) (request for no-action relief simultaneously withdrawn). Similarly, in Time Warner, Inc. (February 6, 2004), the Staff granted no-action relief on a proposal requiring Time Warner to form a committee to study the link between tobacco use by teens with tobacco use in youth-rated movies. The Staff permitted exclusion of that proposal pursuant to Rule 14a-8(i)(7) on the basis that it related to "Time Warner's ordinary business operations (i.e., the nature, presentation and content of programming and film production)." Also, in The Walt Disney Company (December 15, 2004) (proponent's request for reconsideration denied), the Staff granted no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal requesting that the compensation committee include social responsibility and environmental criteria as goals for executives to satisfy, but which the staff determined actually sought to address the nature, presentation, and content of programming and film production. In granting no-action relief, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." In addition, in The Walt Disney Company (November 10, 1997), the Staff concurred in excluding two nearly identical proposals that mandated a report on the portrayal of tobacco in the Company's films and programs, any potential influence on youth smoking, and whether tobacco companies pay for product placement pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14-8(i)(7)) because it related "to the Company's ordinary business operations (i.e., the nature, presentation and content of programming and film production)." *See also* The Walt Disney Company (November 30, 2007) (proponent's request for reconsideration denied) (granting no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal requesting that the Company report on steps it had taken to avoid negative stereotypes in its products, on the basis that the proposal related to the Company's "ordinary business operations (i.e., the nature, presentation and content of programming and film production)"); The Walt Disney Company (November 22, 2006) (same); The Walt Disney Company (November 9, 2004) (granting no-action relief pursuant to Rule 14a-8(i)(7) with respect to a proposal requesting that the Company eliminate "liberal bias" in its news broadcasts and political-content films, on the basis that the proposal related to "Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production)"). As in the above-cited letters, the Shareholder Proposal addresses fundamental ordinary business matters, therefore rendering the Shareholder Proposal excludable under Rule 14a-8(i)(7).

Further, as in the above-cited letters, the Shareholder Proposal does not implicate a significant policy issue, but rather is driven by ordinary business concerns. As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The Shareholder Proposal seeks to require the Company to study the impact of smoking in movies on public health. Although the Shareholder Proposal makes repeated references to reports by the CDC and the Surgeon General that link smoking-related deaths to smoking scenes in movies, the Staff has not in the past extended the significant policy exception to smoking-related proposals made to companies that do not themselves manufacture tobacco products. Based on the Shareholder Proposal's focus on the risks to the company and the history of no-action letters in which the Staff has concurred in excluding proposals requesting a report on the health impact of smoking in movies on the basis that they relate to ordinary business matters, we do not believe the Shareholder Proposal implicates a significant policy issue. Rather, as in the above no-action letters, the Shareholder Proposal involves precisely the type of day-to-day operational oversight of the Company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponents choose to submit any response or other correspondence to the Commission, we request that the Proponents concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Tom McCaney
Associate Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
tmccaney@osfphila.org

Andrew Behar
As You Sow
1611 Telegraph Avenue
Suite 1450
Oakland, CA 94612
abehar@asyousow.org

Catherine Rowan
Director
Socially Responsible Investments
CHE Trinity Health

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

September 25, 2014

Alan N. Braverman
General Counsel and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman:

The Sisters of St. Francis of Philadelphia respectfully submit the attached shareholder resolution for inclusion in the 2015 proxy for the annual meeting of Disney. This proposal asks Disney to evaluate the public health impacts of smoking images in movies produced and distributed by the Disney family of companies.

For many years, tobacco and smoking images in youth-friendly movies (G/PG/PG13) has been known to have a significant impact on youth initiation of tobacco use. In response, we, along with other members of the Interfaith Center on Corporate Responsibility (ICCR) and As You Sow (AYS) have had dialogues with Disney representatives to mitigate and, ultimately, end such portrayals. Despite all major Hollywood film companies, including Disney, creating policies aimed at eliminating tobacco portrayals, films with smoking imagery continue to be produced and distributed.

The Surgeon General and Center for Disease Controls have publicly identified the public health threat to continued tobacco imagery in youth friendly movies. We have therefore decided to level the playing field for all movie studios' parent companies by implementing the shareholder resolution we enclose herein. We are not singling out any company and are not going to address comparisons. With 1,000,000 lives at stake, the situation demands the action we now take together.

We, The Sisters of St. Francis of Philadelphia are the lead filer of this proposal. I am hereby authorized to notify you of our intention to submit this shareholder proposal. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual shareholders meeting to move the proposal. Please note that the contact person for this resolution will be: Tom McCaney, Associate Director,

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Corporate Social Responsibility. Contact information: tmccaney@osfphila.org or 610-558-7764.

As verification that we are beneficial owners of common stock in Disney, I enclose a letter from Northern Trust Company, our portfolio Custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the date of the 2015 annual meeting.

We hope that Disney and all the movie studios and their parent companies will support our effort so that they, and we as their shareholders, can avert the suffering and deaths of people whose lives are impacted by our films. Toward this end we look forward to constructive dialogues with you and your peers in a way that will find us withdrawing this resolution.

Sincerely,



Tom McCaney
Associate Director, Corporate Social Responsibility

cc: Aaron Frank
Director, Corporate Citizenship

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

DISNEY

Public Health Risks Associated with Smoking in Youth-Friendly Films

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating…could eliminate…and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

The Walt Disney Company recognized this significant social issue, adopted a policy in 2004 (revised 2012), and reduced smoking in its youth rated movies to fewer than 4 incidents per film, on average from 2006 to 2010. Since 2011, however, the company's PG-13 movies have delivered an average of 2.6 billion tobacco impressions to domestic moviegoers from 2011 through 2013, second highest among all MPAA-member companies.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.


Northern Trust

50 S LaSalle Street
Chicago IL 60603

September 25, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 14,161 shares of Walt Disney Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

 AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE [illegible]

September 25, 2014

ATTN: Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We are cofiling the attached shareholder resolution on behalf of The Edwards Mother Earth Foundation, the beneficial owner of over $2,000 worth of Disney shares. The lead filer of the resolution is The Sisters of St. Francis of Philadelphia.

We are submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Andrew Behar
CEO

Enclosure

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating...could eliminate...and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

The Walt Disney Company recognized this significant social issue, adopted a policy in 2004 (revised 2012), and reduced smoking in its youth rated movies to fewer than 4 incidents per film, on average from 2006 to 2010. Since 2011, however, the company's PG-13 movies have delivered an average of 2.6 billion tobacco impressions to domestic moviegoers from 2011 through 2013, second highest among all MPAA-member companies.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.

Page 55 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***



CATHOLIC HEALTH EAST TRINITY HEALTH

20555 VICTOR PARKWAY LIVONIA MI 48152 p 734-343-1000 trinity-health.org

Catherine Rowan
Director, Socially Responsible Investments

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2014

Alan N. Braverman
Senior EVP, General Counsel & Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman,

Enclosed please find a shareholder resolution for inclusion in the proxy for the next annual meeting of The Walt Disney Company. Before giving the legal basis for this, I'd like to inform you of the rationale for this filing.

For many years, the issue of the impact of tobacco and smoking images in youth-friendly movies (G/PG/PG13) has been known to have a significant impact on youth initiation of tobacco use. Toward that end, members of the Interfaith Center on Corporate Responsibility (ICCR) and As You Sow (AYS) have had dialogues with Disney representatives to mitigate and, ultimately, end such portrayals. All major Hollywood film companies including Disney have created policies aimed at eliminating tobacco portrayals and protocols to oversee this effort.

While we commend the efforts to eliminate tobacco in Disney-branded films, films with smoking imagery continue to be produced and distributed by the Company. The Surgeon General and Centers for Disease Controls have publicly stated the public health threat to continued tobacco imagery in youth friendly movies. We have therefore decided to work to level the playing field for all movie studios' parent companies by implementing the shareholder resolution we enclose herein. We are not singling out any company and are not going to address the fact of who has been doing better than others. With 1,000,000 lives at stake, the situation demands the action we now take together.

CHE Trinity Health are the beneficial owners of over $2,000 worth of The Walt Disney Company. CHE Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary contact for this shareholder proposal is Tom McCaney, representing the Sisters of St. Francis, Philadelphia. <tmccaney@osfphila.org>

We hope that Disney, along with the other movie studios and their parent companies, will support our effort so that they, and we as their shareholders, can avert the suffering and deaths of people whose lives are impacted by our films. Toward this end we look forward to constructive dialogues with you and your peers in a way that will find us withdrawing this resolution.

Sincerely,



Catherine Rowan
Director, Socially Responsible Investments
CHE Trinity Health


Northern Trust

September 25, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of September 25, 2014 Northern Trust as custodian held for the beneficial interest of CHE Trinity Health 45,048 shares of Walt Disney Co.

As of September 25, 2014 CHE Trinity Health has held at least $2,000 worth of Walt Disney Co continuously for over one year. CHE Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer

DISNEY
Public Health Risks Associated with Smoking in Youth-Friendly Films

WHEREAS: Smoking tobacco is the leading cause of preventable death in the United States.

The landmark 2012 US Surgeon General report, *Preventing Tobacco Use Among Youth and Young Adults* concluded, "there is a causal relationship between depictions of smoking in the movies and the initiation of smoking among young people...An MPAA [Motion Picture Association of America] policy to give films with smoking an adult (R) rating...could eliminate...and reduce the exposure of youth to smoking in movies."

Based on the Surgeon General's report, in 2014 the Centers for Disease Control and Prevention (CDC) concluded: "Giving an R rating to future movies with smoking would be expected to reduce the number of teen smokers by nearly one in five (18%) and **prevent one million deaths from smoking** among children alive today."

CDC also concluded: "The data show that individual movie company policies alone have not been shown to be efficient at minimizing smoking in movies. Studios with policies have had more tobacco incidents in 2013 than 2010."

Thirty-eight State Attorneys General wrote to the major studios urging elimination of tobacco depictions in youth-rated movies, "Given the scientific evidence...the [film] industry cannot justify failing to eliminate smoking from youth-rated movies...Each time the industry releases another movie that depicts smoking, it does so with the full knowledge of the harm it will bring children who watch it."

The American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics, and the World Health Organization support the Surgeon General's recommendation.

The Walt Disney Company recognized this significant social issue, adopted a policy in 2004 (revised 2012), and reduced smoking in its youth rated movies to fewer than 4 incidents per film, on average from 2006 to 2010. Since 2011, however, the company's PG-13 movies have delivered an average of 2.6 billion tobacco impressions to domestic moviegoers from 2011 through 2013, second highest among all MPAA-member companies.

In multiple dialogues, shareholders asked senior management to utilize its membership in MPAA to encourage the organization to support the Surgeon General's R rating request. However, the MPAA continues to give G, PG, and PG-13 ratings to films containing smoking, consequently risking 1,000,000 lives.

RESOLVED: Shareholders request that the Board of Directors publish within six months, at reasonable cost and excluding proprietary information, a report on the public health impacts of smoking in all of its movies, including analysis of the company's exposure to reputational, legal, and financial risk based on the public health impact of smoking in movies identified by the Surgeon General and CDC. This should include all films produced or distributed by the Company.

SUPPORTING STATEMENT: Shareholders request that company's report include estimate of attributable smoking deaths from its films, utilizing quantitative metrics generated internally, as well as third-party statistics, including those from the CDC and the Center for Tobacco Control Research and Education at University of California San Francisco.



The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

October 1, 2014

VIA OVERNIGHT COURIER

Tom McCaney
Associate Director, Corporate Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Mr. McCaney:

This letter acknowledges that we received on September 26, 2014, your letter dated September 25, 2014 submitting a proposal for consideration at the Company's 2015 annual meeting of stockholders regarding smoking in movies.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2015 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,



Roger J. Patterson

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com



The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

October 1, 2014

VIA OVERNIGHT COURIER

Andrew Behar
CEO
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Dear Mr. Behar:

This letter acknowledges that we received on September 26, 2014, your letter dated September 25, 2014 submitting a proposal on behalf of The Edwards Mother Earth Foundation for consideration at the Company's 2015 annual meeting of stockholders smoking in movies.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), you must prove your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of September 25, 2014, The Edwards Mother Earth Foundation continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if your shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if your shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC participant, proof of ownership must be provided by both (1) the bank, broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. You should be able to

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

determine who the DTC participant is by asking your bank, broker or other securities intermediary.

To remedy this defect, you must submit sufficient proof of ownership of the requisite number of Company shares during the time period of one year preceding and including September 25, 2014. The SEC's rules require that any response to be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address on the front of this letter with a copy to me at Roger.Patterson@Disney.com.

If you have any questions regarding the foregoing, please let me know. For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,



Roger J. Patterson

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

October 1, 2014

VIA OVERNIGHT COURIER

Catherine Rowan
Director, Socially Responsible Investments

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Rowan:

This letter acknowledges that we received on September 26, 2014, your letter dated September 25, 2014 submitting a proposal for consideration at the Company's 2015 annual meeting of stockholders regarding smoking in movies.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2015 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,

Roger J. Patterson

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

 AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

October 9, 2014

ATTN: Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Mr. Patterson:

Please find enclosed documents which will establish shareholder authorization and proof of ownership for our shareholder resolution dated September 26, 2014.

Sincerely,

Andrew Behar
CEO

Enclosure

CC: Roger.Patterson@Disney.com


Edwards Mother Earth Foundation

September 18, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 11, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of The Edwards Mother Earth Foundation with the Walt Disney Company, and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Edwards Mother Earth Foundation has continuously owned over $2,000 worth of Walt Disney Company stock for over a year. The Edwards Mother Earth Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of The Edwards Mother Earth Foundation with any and all aspects of the shareholder resolution. I understand that the company may send The Edwards Mother Earth Foundation information about this resolution, and that the media may mention The Edwards Mother Earth Foundation related to the resolution; I will alert As You Sow in either case. I confirm that The Edwards Mother Earth Foundation may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Heather Martin
Vice President
Edwards Mother Earth Foundation
1501 E Madison Street, Suite 400
Seattle, WA 98122

charles SCHWAB

October 9, 2014

Account #*** FISMA & OMB Memorandum M-07-16 ***
Questions: Please call Schwab Alliance at 1-800-515-2157.

Edwards Mother Earth Foundation
1501 E. Madison Street
Suite 400
Seattle, WA 98122

Disney Walt Co. Share Ownership Letter

To Whom It May Concern,,

This letter confirms that the Charles Schwab and Company, a Depository Trust Company member serves as a custodian for the Edwards Mother Earth Foundation account ending in *** OMB Memorandum M-07-16 *** Charles Schwab & Co. holds, as custodian for the above referenced account, nine thousand (9,000) shares of common stock Disney Walt CO (DIS).

These shares have been held in this account continuously for over one year prior to September 26, 2014 and as of the date of this letter the Edwards Mother Earth Foundation account still holds nine thousand (9,000) shares of common stock Disney Walt CO (DIS).

We look forward to serving you and your independent investment advisor. If you have any questions, please call your advisor directly, or call Schwab Alliance at 1-800-515-2157.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Sincerely,



Tre' Kelly
NorthWest
2423 E. Lincoln Dr.
Phoenix, AZ 85016-1215

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